December 2022

INVESCO SENIOR INCOME TRUST - Common Shares – Cusip: 46131H107

DISTRIBUTION NOTICE

Form 1099-DIV for the calendar year will report distributions for US federal income tax purposes. The Fund’s annual report to shareholders will include information regarding the tax character of Fund distributions for the fiscal year. This Notice is sent to comply with certain U.S. Securities and Exchange Commission requirements.

Effective August 1, 2018, the Board of Invesco High Income Trust II (NYSE: VLT) approved a Managed Distribution Plan (the “VLT Plan”) for the Fund, whereby the Fund increased its monthly dividend to common shareholders to a stated fixed monthly distribution amount based on a distribution rate of 8.5 percent of the closing market price per share as of August 1, 2018, the date the VLT Plan became effective.

The Board of Trustees (the “Board”) of Invesco Senior Income Trust (NYSE: VVR) (the “Fund”) approved an increase in the monthly distribution amount payable to common shareholders pursuant to the Fund’s Managed Distribution Plan (the “Plan”). Effective October 1, 2022, the Fund will pay its monthly dividend to common shareholders at a stated fixed monthly distribution amount of $0.032 per share, an increase from a stated fixed monthly distribution amount of $0.026 per share.

The following tables set forth the estimated amounts of the current distribution and the cumulative distributions paid this fiscal year to date from the sources indicated. Shareholders should not draw any conclusions about the Fund’s investment performance from the amount of this distribution or from the terms of the Plan. All amounts are expressed per common share. The Fund estimates that it has distributed more than its income and net realized capital gains; therefore, a portion of your distribution is estimated to be a return of capital. A return of capital may occur, for example, when some or all of the money that shareholders invested in a Fund is paid back. A return of capital distribution does not necessarily reflect the Fund’s investment performance and should not be confused with “yield” or “income.” The amounts and sources of distributions reported in this 19(a) Notice are only estimates and are not being provided for tax reporting purposes. The actual amounts and sources of the amounts for tax reporting purposes will depend on the Fund’s investment experience during the remainder of its fiscal year and may be subject to changes based on tax regulations. The Fund will send shareholders a Form 1099-DIV for the calendar year that will tell shareholders how to report these distributions for federal income tax purposes.

Fund	December 2022
	Net Investment Income		Net Realized Capital Gains		Return of Principal (or Other Capital Source)		Total Current
	Per Share Amount	% of Current Distribution	Per Share Amount	% of Current Distribution	Per Share Amount	% of Current Distribution	Distribution (common share)
Invesco High Income Trust II	$0.0601	62.34%	$0.0000	0.00%	$0.0363	37.66%	$0.0964
Invesco Senior Income Trust	$0.0646	41.44%	$0.0000	0.00%	$0.0913	58.56%	$0.1559

Fund	CUMULATIVE FISCAL YEAR-TO-DATE (YTD) November 30, 2022*
	Net Investment Income		Net Realized Capital Gains		Return of Principal (or Other Capital Source)		Total FYTD
	Per Share Amount	% of 2022 Distribution	Per Share Amount	% of 2022 Distribution	Per Share Amount	% of 2022 Distribution	Distribution (common share)
Invesco High Income Trust II	$0.8343	96.16%	$0.0000	0.00%	$0.0333	3.84%	$0.8676
Invesco Senior Income Trust	$0.2410	100.00%	$0.0000	0.00%	$0.0000	0.00%	$0.2410

* Form 1099-DIV for the calendar year will report distributions for federal income tax purposes. The final determination of the source and tax characteristics of all distributions in 2022 will be made after the end of the year.

The monthly distributions are based on estimates and terms of the Fund’s Plan. Monthly distribution amounts may vary from these estimates based on a multitude of factors. Changes in portfolio and market conditions may cause deviations from estimates. These estimates should not be taken as indication of a Fund’s earnings and performance. The actual amounts and its sources may be subject to additional adjustments and will be reported after year end.

The Fund’s Performance and Distribution Rate Information disclosed in the table below is based on the Fund’s net asset value per share (NAV). Shareholders should take note of the relationship between the Fiscal Year-to-date Cumulative Total Return with the Fund’s Cumulative Distribution Rate and the Average Annual Total Return with the Fund’s Current Annualized Distribution Rate. The Fund’s NAV is calculated as the total market value of all the securities and other assets held by the Fund minus the total liabilities, divided by the total number of shares outstanding. NAV performance may be indicative of a Fund’s investment performance. The value of a shareholder’s investment in the Fund is determined by the Fund’s market price, which is based on the supply and demand for the Fund’s shares in the open market.

Fund Performance and Distribution Rate Information:

Fund	Fiscal Year-to-date March 1, 2022 to November 30, 2022			Five year period ending November 30, 2022
	FYTD Cumulative Total Return [1]	Cumulative Distribution Rate [2]	Current Annualized Distribution Rate [3]	Average Annual Total Return [4]
Invesco High Income Trust II	-8.31%	7.36%	9.81%	2.15%
Invesco Senior Income Trust	-2.12%	5.71%	10.92%	4.18%

1 Fiscal year-to-date Cumulative Total Return assumes reinvestment of distributions. This is calculated as the percentage change in the Fund’s NAV over the fiscal year-to-date time period including distributions paid and reinvested.

2 Cumulative Distribution Rate for the Fund’s current fiscal period (March 1, 2022 through November 30, 2022) is calculated as the dollar value of distributions in the fiscal year-to-date period as a percentage of the Fund’s NAV as of November 30, 2022.

3 The Current Annualized Distribution Rate is the current fiscal period’s distribution rate annualized as a percentage of the Fund’s NAV as of November 30, 2022.

4 Average Annual Total Return represents the compound average of the annual NAV Total Returns of the Fund for the five year period ending November 30, 2022. Annual NAV Total Return is the percentage change in the Fund’s NAV over a year including distributions paid and reinvested.

The Plan will be subject to periodic review by the Fund’s Board, and a Fund’s Board may terminate or amend the terms of its Plan at any time without prior notice to the Fund’s shareholders. The amendment or termination of a Fund’s Plan could have an adverse effect on the market price of such Fund’s common shares.

The amount of dividends paid by the Fund may vary from time to time. Past amounts of dividends are no guarantee of future payment amounts.

Investing involves risk and it is possible to lose money on any investment in the Funds.

For additional information, shareholders of the closed end fund may call Invesco at 800-341-2929.

About Invesco Ltd.

Invesco Ltd. is a global independent investment management firm dedicated to delivering an investment experience that helps people get more out of life. Our distinctive investment teams deliver a comprehensive range of active, passive and alternative investment capabilities. With offices in more than 20 countries, Invesco managed $1.3 trillion in assets on behalf of clients worldwide as of September 30, 2022.

For more information, visit www.invesco.com.

Invesco Distributors, Inc. is the US distributor for Invesco Ltd. It is an indirect, wholly owned, subsidiary of Invesco Ltd.

Note: There is no assurance that a closed-end fund will achieve its investment objective. Shares are bought on the secondary market and may trade at a discount or premium to NAV. Regular brokerage commissions apply.

NOT A DEPOSIT l NOT FDIC INSURED l NOT GUARANTEED BY THE BANK l MAY LOSE VALUE l NOT INSURED BY ANY FEDERAL GOVERNMENT AGENCY

—Invesco—